UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Investors Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46146P 10 2
(CUSIP Number)

Marc P. Levy, Esq.
Luse Gorman Pomerenk & Schick
A Professional Corporation
Suite 780
5335 Wisconsin Avenue, N.W.
Washington, D.C.  20015
(202) 274-2000
_______________________________________________________________________________________________

(Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)

December 6, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [  ]

(Continued on following pages)
Page 1 of 6 Pages

1.NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Investors Bancorp, MHC EIN: 22-3493933
2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.SEC USE ONLY
4.SOURCE OF FUNDS OO
5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(D) OR 2(e)… Not Applicable
6.CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
7.NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 84,939,031
8.NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER -0-
9.NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 84,939,031
10.NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER -0-
11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,939,031
12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.29%
14.TYPE OF REPORTING PERSON HC

Item 1.  Security and Issuer

The securities as to which this Schedule 13D (“Schedule”) relates are shares of common stock, par value $0.01 per share (“Common Stock”), of Investors Bancorp, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 101 JFK Parkway, Short Hills, New Jersey 07078.

Item 2.  Identity and Background

This Schedule is filed on behalf of Investors Bancorp, MHC, a New Jersey chartered mutual holding company (the “Company”).  The Company’s principal business is the ownership of the majority of the Issuer’s shares of Common Stock.  The business address of the Company is 101 JFK Parkway, Short Hills, New Jersey 07078.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company (“Insiders”):

Directors and Executive Officers

Name	Occupation
Robert M. Cashill	Retired; Chairman of the Board of Directors of the Company
Kevin Cummings	President and Chief Executive Officer of the Company
Doreen R. Byrnes	Retired
Domenick A. Cama	Senior Executive Vice President and Chief Operating Officer of the Company
Thomas Splaine, Jr.	Senior Vice President and Chief Financial Officer of the Company
Richard S. Spengler	Executive Vice President and Chief Lending Officer
Paul Kalamaras	Executive Vice President and Director of Retail Banking
William V. Cosgrove	Retired
Brian D. Dittenhafer	Retired
Vincent D. Manahan III	Attorney
Stephen J. Szabatin	Retired
James H. Ward, III	Retired
James J. Garibaldi	Chief Executive Officer of real estate services firm
Brendan J. Dugan	President of St. Francis College
Robert C. Albanese	President and Chief Executive Officer of Pentegra Retirement Services
Dennis M. Bone	Director of the Feliciano Center for Entrepreneurship at Montclair State University
Michele N. Siekerka	Attorney and Assistant Commissioner of Water Resource Management with the New Jersey Department of Environmental Protection

(d)	During the past five years, neither the Company nor any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

The Issuer was formed in 1997 for the purpose of becoming the stock holding company of Investors Savings Bank (the “Bank”) and the Company was formed in 1997 for the purpose of becoming the mutual holding company parent of the Issuer. On October 11, 2005 and pursuant to the Issuer’s Stock Issuance Plan (the “Plan”), 63,099,781 shares of Common Stock were issued to the Company, 1,548,813 shares of Common Stock were issued to Investors Savings Bank Charitable Foundation, and 51,627,094 shares of Common Stock were sold to depositors and the tax-qualified employee stock benefit plans of the Bank (the “Stock Offering”).  On June 17, 2008, the Issuer issued 1,744,592 shares of Issuer common stock to the Company based on the Appraised Valuation of Summit Federal Bankshares, MHC (“Summit MHC”) in connection with Issuer’s acquisition of Summit MHC, Summit Federal Bankshares, Inc. and Summit Federal Savings Bank. On January 6, 2012, the Issuer issued 551,862 shares of Issuer common stock to the Company in connection with Issuer’s acquisition of BFS Bancorp, MHC (“Brooklyn MHC”), Brooklyn Federal Bancorp, Inc. (“Brooklyn Bancorp”) and Brooklyn Federal Savings Bank (“Brooklyn Federal").  On December 6, 2013, the Issuer issued 19,542,796 shares of Issuer common stock to the Company in connection with Issuer’s acquisition of Roma Financial Corporation, MHC (“Roma MHC”), Roma Financial Corporation (“Roma Financial”), Roma Bank and RomAsia Bank, as described below.

Item 4.  Purpose of Transaction

On December 19, 2012, the Company and Roma MHC entered into an agreement and plan of merger (the “Merger Agreement”). Pursuant to the Merger Agreement, as amended, effective December 6, 2013, Roma MHC was merged into the Company, with the Company surviving, and immediately thereafter, Roma Financial was merged into the Issuer, with the Issuer surviving, and Roma Bank and RomAsia Bank were merged into the Bank, with the Bank surviving (collectively, the MHC Merger, the Holding Company Merger and the Bank Merger are referred to as the “Merger”).

Pursuant to the Merger Agreement, upon completion of the Merger, the Issuer issued to the Company a number of shares of Issuer’s common stock to reflect the value of Roma MHC that was transferred, on behalf of Roma Bank and RomAsia Bank depositors, to the Company. The number of Issuer shares that were issued to the Company equaled the number of Roma Financial shares held by Roma MHC multiplied by 0.8653.

Item 5.  Interest in Securities of the Issuer

a.           Upon completion of the issuance of the 19,542,796 shares of Issuer common stock to the Company, as of December 6, 2013, the Company directly and beneficially owned 84,939,031 shares of the Issuer’s Common Stock, which represented 61.29% of the issued and outstanding shares of Common Stock on such date.

b.           The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

c.           Other than the issuance to the Company of the shares of Issuer’s Common Stock as of December 6, 2013, the Company has not effected any transaction in the Issuer’s Common Stock within the past 60 days.

d.           No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Schedule.

e.           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule, neither the Company nor any of the Insiders are a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

INVESTORS BANCORP, MHC

By:	/s/ Thomas Splaine, Jr.
Thomas Splaine, Jr.
Senior Vice President and Chief Financial Officer

Date: December 6, 2013